Exhibit 99.3

Press Release

AC Immune Reports Second Quarter 2022 Financial Results and Provides Corporate Update

•	Three clinical readouts delivered year to date; four more expected by year-end

•	First patient dosed with anti-Abeta vaccine ACI-24.060 in Phase 1b/2 ABATE study in patients with prodromal Alzheimer’s disease and individuals with Down syndrome

•	Crenezumab API ADAD study results to be presented in detail at AAIC on August 2 after top-line data showed numerical differences favoring crenezumab over placebo across the majority of endpoints, though not statistically significant

•	10 presentations on data from AC Immune pipeline to be presented at AAIC

•	Strong financial position of CHF 154.1 million ensures the Company is fully financed until Q1 2024 not considering any incoming milestone payments

Lausanne, Switzerland, July 28, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today reported results for the quarter ended June 30, 2022, and provided a corporate update.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “With world-class collaborators, including three major pharma companies, and cash for operations until Q1 2024, we believe we are well positioned to execute on multiple value-creating milestones. Our experienced team is working to deliver in H2 2022 four further clinical readouts from our precision medicine pipeline, adding to the three already reported.

“We continue to make real progress towards our goal of earlier diagnosis and prevention,” Dr. Pfeifer continued, “We recently treated the first prodromal Alzheimer’s disease patient in our innovative adaptive design Phase 1b/2 trial of ACI-24.060, a highly differentiated best-in-class vaccine-candidate that has demonstrated strong immunogenicity against the two most toxic forms of Abeta, pyroGlu-Abeta and oligomeric Abeta. We expect interim data later this year from the Phase 1b, enabling us to advance into Phase 2 in individuals with Down syndrome, virtually all of whom develop Alzheimer’s.”

Q2 2022 and Subsequent Highlights

▪	Dosed the first patient in the placebo-controlled, Phase 1b/2 ABATE study evaluating the anti-Abeta vaccine ACI-24.060 in patients with prodromal Alzheimer’s disease (AD) and individuals with Down syndrome (DS). An interim data readout from the Phase 1b portion of the trial in AD is expected in H2 2022.

▪	Announced a peer-reviewed publication in JAMA Neurology[1] featuring data showing that ACI-24, the predecessor of ACI-24.060, was safe and elicited an immune response in a Phase 1b clinical trial in adults with DS. This was the first-ever anti-Abeta vaccine study conducted in people living with DS and the paper also highlighted data providing evidence of target engagement in the trial.

▪	Announced topline results from the Phase 2 Alzheimer’s Prevention Initiative (API) study evaluating the anti-Abeta monoclonal antibody crenezumab in autosomal dominant Alzheimer’s disease (ADAD). Results showed that both co-primary endpoints of the study were not statistically significant but numerical differences favoring crenezumab were observed across the majority of primary, secondary and exploratory endpoints. More detailed results will be presented at the Alzheimer's Association International Conference (AAIC) on August 2, 2022 by AC Immune’s partner Genentech, a member of the Roche group and the Banner Alzheimer’s Institute.

▪	Announced that AC Immune Co-Founder and CEO Dr. Andrea Pfeifer received the prestigious Aenne Burda Award for Creative Leadership in recognition of her work.

▪	Expanded leadership by appointing Howard Donovan as Chief Human Resources Officer and member of the Executive Committee. Mr. Donovan is an internationally experienced, commercially focused leader. He joins from the World Economic Forum, where he led People Services since 2015.

▪	Joerg Hornstein, Chief Financial Officer (CFO), will leave AC Immune in the second half of 2022 to pursue a new opportunity. AC Immune is well positioned with two members of the Company’s proven Finance Leadership Team who will transition to new roles. Christopher Roberts has been appointed Vice President, Finance and interim CFO. Julian Snow has been appointed Vice President, U.S. Finance & Corporate Development.

Achieved and Anticipated 2022 Clinical Milestones

ACI-12589 a-syn-PET tracer	Reported breakthrough results from first-in-human study at AD/PD™ 2022 conference
ACI-35.030 anti-pTau vaccine	Reported Phase 1b/2a interim analysis from highest dose group; Expect to disclose late-stage development plans in H2 2022
ACI-24.060 anti-Abeta vaccine	Dosed first patient in Phase 1b/2 trial of ACI-24.060 in patients with AD and individuals with DS Phase 1b in AD readout and decision to move into DS expected in H2 2022
Crenezumab anti-Abeta antibody	Reported top line Phase 2 results from API study in autosomal dominant AD .
Semorinemab anti-Tau antibody	Additional biomarker data from the Phase 2 Lauriet study in mild-to-moderate AD expected in H2 2022
PI-2620 Tau-PET tracer	Phase 2 results in AD to be unveiled at AAIC in San Diego, California (United States) and online, July 31 – August 4, 2022. Clinical PET study readout in orphan indication expected in H2 2022
ACI-7104 anti-a-syn vaccine	Initiation of Phase 2 trial in early PD expected in H2 2022

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Analysis of Financial Statements for the Quarter Ended June 30, 2022

▪	Cash Position: The Company had a total cash balance of CHF 154.1 million, composed of CHF 63.1 million in cash and cash equivalents and CHF 91.0 million in short-term financial assets. This compares to a total cash balance of CHF 198.2 million as of December 31, 2021. The Company’s cash balance provides enough capital resources to progress through at least Q1 2024 without consideration of potential incoming milestone payments.

▪	R&D Expenditures: R&D expenses increased by CHF 2.0 million for the three months ended June 30, 2022, to CHF 15.7 million.

o	Discovery and preclinical expenses (- CHF 0.5 million): The Company decreased expenditures across a variety of its discovery and preclinical programs, led by ACI-24 for DS as this program advances into clinical development.

o	Clinical expenses (+ CHF 0.4 million): The Company increased expenditures across multiple clinical programs, predominantly for ACI-24 for DS and ACI-7104.

o	Other non-allocated (+ CHF 1.2 million): The Company’s other non-allocated R&D expenditure increased by CHF 0.9 million mostly related to the reallocation of certain IT and facilities costs, IT investments, as well as CHF 0.3 million across various other cost centers.

▪	G&A Expenditures: For the three months ended June 30, 2022, G&A decreased by CHF 0.9 million to CHF 4.4 million. This decrease is mostly related to the reallocation of certain IT and facilities expenditures made in Q2 2022 that were not reclassified in the prior period.

▪	Other Operating Income: The Company recognized CHF 0.2 million in grant income for R&D activities performed under our Michael J. Fox Foundation for Parkinson’s Research (MJFF) and Target ALS grants, a decrease of less than CHF 0.1 million compared to the prior period.

▪	IFRS Loss for the Period: The Company reported a net loss after taxes of CHF 19.6 million for the three months ended June 30, 2022, compared with a net loss of CHF 19.1 million for the comparable period in 2021.

References

1.	Rafii MS et al, Safety, Tolerability, and Immunogenicity of the ACI-24 Vaccine in Adults With Down Syndrome, A Phase 1b Randomized Clinical Trial, JAMA Neurology, 2022 May 9:79(5).

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features eleven therapeutic and three diagnostic candidates, six of which are currently in Phase 2 clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen

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Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, NO and RU.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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Consolidated Balance Sheets

(In CHF thousands)

	As of June 30, 2022	As of December 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	4,997	5,116
Right-of-use assets	2,632	2,914
Intangible asset	50,416	50,416
Long-term financial assets	361	363
Total non-current assets	58,406	58,809
Current assets
Prepaid expenses	3,465	3,015
Accrued income	433	975
Other current receivables	335	428
Short-term financial assets	91,000	116,000
Cash and cash equivalents	63,147	82,216
Total current assets	158,380	202,634
Total assets	216,786	261,443

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	1,796	1,794
Share premium	431,260	431,251
Treasury shares	(124)	(124)
Currency translation differences	49	—
Accumulated losses	(230,169)	(200,942)
Total shareholders’ equity	202,812	231,979

Non-current liabilities
Long-term lease liabilities	2,050	2,340
Net employee defined-benefit liabilities	—	7,098
Total non-current liabilities	2,050	9,438

Current liabilities
Trade and other payables	337	2,003
Accrued expenses	10,585	16,736
Deferred income	425	717
Short-term lease liabilities	577	570
Total current liabilities	11,924	20,026
Total liabilities	13,974	29,464
Total shareholders’ equity and liabilities	216,786	261,443

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Statements of Income/(Loss)

(In CHF thousands, except for per-share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Revenue
Contract revenue	—	—	—	—
Total revenue	—	—	—	—

Operating expenses
Research & development expenses	(15,692)	(13,710)	(30,815)	(27,040)
General & administrative expenses	(4,374)	(5,235)	(8,550)	(9,573)
Other operating income/(expense)	207	256	677	673
Total operating expenses	(19,859)	(18,689)	(38,688)	(35,940)
Operating loss	(19,859)	(18,689)	(38,688)	(35,940)

Financial income	—	—	—	—
Financial expense	(126)	(202)	(279)	(228)
Exchange differences	345	(178)	485	365
Finance result, net	219	(380)	206	137
Loss before tax	(19,640)	(19,069)	(38,482)	(35,803)
Income tax expense	(3)	—	(7)	—
Loss for the period	(19,643)	(19,069)	(38,489)	(35,803)
Loss per share:	(0.23)	(0.26)	(0.46)	(0.50)

Statements of Comprehensive Income/(Loss)

(In CHF thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Loss for the period	(19,643)	(19,069)	(38,489)	(35,803)
Items that will be reclassified to income or loss in subsequent periods (net of tax):
Currency translation differences:	39	—	49	—
Items that will not to be reclassified to income or loss in subsequent periods (net of tax):
Remeasurement gains on defined-benefit plans (net of tax)	7,381	—	7,381	—
Total comprehensive loss, net of tax	(12,223)	(19,069)	(31,059)	(35,803)

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Reconciliation of loss to adjusted loss and
loss per share to adjusted loss per share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
In CHF thousands, except for share and per share data	2022	2021	2022	2021
Loss	(19,643)	(19,069)	(38,489)	(35,803)
Adjustments
Non-cash share-based payments[1]	898	836	1,886	1,694
Foreign currency (gains)/losses[2]	(430)	258	(683)	(363)
Transaction costs[3]	—	410	—	410
Adjusted Loss	(19,175)	(17,565)	(37,286)	(34,062)

Loss per share – basic and diluted	(0.23)	(0.26)	(0.46)	(0.50)
Adjustment to loss per share – basic and diluted	—	0.02	0.01	0.03
Adjusted loss per share – basic and diluted	(0.23)	(0.24)	(0.45)	(0.47)
Weighted-average number of shares outstanding Adjusted loss –basic and diluted	84,462,675	72,715,783	83,510,567	72,113,581

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency re-measurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and Euro with the Swiss Franc.

[3]	Reflects transaction costs for the asset acquisition for a portfolio of therapeutics targeting alpha-synuclein and cash.

Adjustments for the three and six months ended June 30, 2022, decreased net loss by CHF 0.5 million and CHF 1.2 million, respectively compared with a decrease to net loss of CHF 1.5 million and CHF 1.7 million, respectively, for the comparable periods in 2021. The Company recorded CHF 0.9 million and CHF 1.9 million for share-based compensation expenses, respectively, in each of these periods, and there were foreign currency re-measurement gains of CHF 0.4 million and CHF 0.7 million, respectively, primarily related to movement in the USD-CHF exchange rate during the respective periods. Finally, the Company incurred CHF 0.4 million in transaction costs associated with its acquisition of a portfolio of therapeutics targeting alpha-synuclein in the three and six months ended June 30, 2021, which were not incurred in the current comparable periods.

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